GymWisely, Inc.

Unaudited Financial Statements for the Year Ended December 31st, 2018

November 5, 2019

GymWisely Inc.
Balance Sheet
December, 31st 2018

Assets

Current Assets	2018
Cash	$0
Accounts Receivable	$0
Inventory	$0
Other Assets	$0
Total Current Assets	**$0**

Non-Current Assets	2018
Property and Equipment	$0
Deposits	$0
Patents, Net	$0
Goodwill	$0
Total Non- Current Assets	**$0**

Total Assets	**$0**

Liabilities and Shareholder Equity

Current Liabilities	2018
Accounts Payable	$27,000
Accrued Expenses	$0
Accrued Payroll	$0
Taxes Payable	$0
Total Current Liabilities	**$27,000**

Non-Current Assets	2018
Leases Payable	$0
Notes Payable	$0
Total Non- Current Liabilities	**$0**

Total Liabilities	**$27,000**

Shareholders Equity

Common Stock (10,000,000 shares at $.001 par value	$100,000

Additional Paid in Capital	$0
Retained Earnings	<u>$0</u>
Total Shareholders Equity	**$100,000**
Total Liabilities and Shareholders Equity	**$127,000**

GymWisely Inc.
Income Statement
December 31^{st,} 2018

Operating Income	2018
Sales	$0
Cost of Sales	$0
Gross Profit:	**$0**

Operating Expenses	2018
Development	$0
General and Administrative	$0
	$0

Net Income from Operations	**$0**

Net Income Before Provision for Income Tax	**$0**

Provision for Income Taxes	**$0**

Net Income	**$0**

GymWisely Inc.
Statement of CashFlows
December 31st, 2018

Cash Flows from Operating Activities	2018
Net Income (Loss) for period	$0
Change in Payables	$0
Change in Receivables	$0
Change in Accrued Payroll	$0
Change in Taxes Payable	$0
Change in Inventory	$0
Change in Deposits	$0
Cost of Sales	$0
Net Cash Flow from Operating Activities	**$0**

Cash Flows from Investing Activities	2018
Purchase or sale of software and equipment	$0
Change in Patents	$0
Change in Goodwill	$0
Leasehold Improvements	$0
Facility and Equipment deposits	$0
Change in Accumulated Depreciation	$0
Change in Accumulated Amortization	$0
Net Cash Flow from Investing Activities	**$0**

Cash Flows from Financing Activities	2018
Change in Lease Payable, Long Term	$0
Change in Convertible Notes	$0
Change in Additional Paid in Capital	$0
Sale of Stock	$0
Net Cash Flow from Financing Activities	**$0**

Cash at beginning of period	**$0**
Net Increase (Decrease) in Cash	**$0**
Cash at end of period	**$0**

GymWisely Inc.
Statement of CashFlows
December 31^{st,} 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GymWisely, Inc. ("the Company") is a corporation formed under the laws of the State of Deleware. The Company derives revenue from the sale of Unlimited and Limited (GymWisely exclusive) health club memberships. GymWisely receives a percentage of each recurring membership sold.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 and the first quarter of 2020 for the purpose of raising operating capital. This Capital will be used primarily to sustain operations and drive the first wave of users onto the platform.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
 The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
 The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
We are pre-revenue although will be changing shortly after this note is written.

Accounts Receivables
Being pre-revenue we have yet to bill any users.

Inventory
The company is SaaS and will not carry inventory.

Property and Equipment
The company has no property or equipment at this time.

Goodwill
As of December 31, 2018, the Company has not recognized any impairment loss on goodwill.

Extraordinary Items- Revenue
None to date

Cost of Sales
While we have estimates for this, we do not have any real data as of yet to supply as we have not sold any membership as of the writing of these notes.

Advertising Costs
  The Company expenses direct advertising costs as incurred.

NOTE C- LEASES
None

NOTE D- INCOME TAXES
  The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating gain of $0 in 2018.

NOTE E- EQUITY BASED COMPENSATION

  In 2018, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 33% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2018, options issued, available, and exercised were as follows:
Options Authorized   2,000,000
Options Issued   300,000
Options Available   1,700,000

NOTE F- NOTES PAYABLE
Related Party Loan: Founder contribution of $27,000 as debt payable at 0% interest.

NOTE G- CONCENTRATIONS OF RISK
N / A

NOTE H- SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before November 5, 2019, the date that the financial statements were available to be issued.